Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Dominion Energy FAQs

for non-union employees

This document will be updated bi-weekly

The responses provided herein are based on Dominion Energy’s current processes or practices; final decisions have not been made at this time regarding policies and practices for the merged company.

Union represented employees - please refer to the FAQs for union employees, your collective bargaining agreement or submit questions to your HR Business Partner

.

1	Updated July 16, 2018

A. General Dominion Energy Information

1. Where can I learn more about Dominion Energy?

We are happy to have you as part of the Dominion Energy team. You can visit www.dominionenergy.com to learn more.

2. What are Dominion Energy’s Core Values?

Much like SCANA, Dominion Energy has core values that are at the heart of our business: Safety, Ethics, Excellence, and One Dominion Energy.

Safety: Safety is our highest priority – in the workplace and in the community. The work we do can be dangerous. So our first and fundamental goal is to send every employee home safe and sound, every day with zero injuries. That is the only acceptable standard of performance.

Ethics: Integrity, individual responsibility and accountability go hand-in-hand with bottom-line results. We cannot and will not take shortcuts to achieve our goals and fulfill our obligations to stakeholders. Ethical behavior matters and our reputation depends on it.

Excellence: We set high performance standards and are committed to continuous improvement in all areas of our business. The odds of long-term success improve when we go beyond “good” and strive for “great.” Our aim is not to be the biggest energy company, just the best.

One Dominion Energy: Teamwork is at the heart of “One Dominion Energy”. It is a unifying outlook that transcends organizational boundaries and focuses on our shared mission and purpose. We know that strong, sustainable performance depends on how well we support each other in executing our business plan.

3. Who is my point of contact if I have a question?

You can consult your current HR team or use the extranet site for questions.

B. About the Merger

1. How should I support the Merger?

If you are in support of the Merger, we would appreciate your help in spreading the word. Visit BrighterEnergyFuture.com/ to get the facts. Then like and share “Dominion Energy South” on Facebook and ask your family and friends to do the same. Tell them that you support the merger, that it’s good for the customers, the employees, and the retirees and it’s good for South Carolina.

2. Where can I get the facts?

Refer to the overview document on the extranet for a summary.

2	Updated July 16, 2018

3. Who needs to approve the merger? (UPDATED)

There are several groups that need to approve the merger. They include:

•	Federal Trade Commission (FTC) Anti-trust – Early termination of waiting period granted February 1, 2018

•	SCANA Shareholders – Special Shareholder Meeting is scheduled for July 31, 2018.

•	South Carolina Public Service Commission – Filed

•	North Carolina Utility Commission – Filed

•	Georgia Public Service Commission – Approved March 20, 2018

•	FERC – Approved July 12, 2018

•	Nuclear Regulatory Commission – Filed

•	FCC consent – Approvals received in February and March 2018

4. When will the transition teams get started?

We know many of you are anxious to get started on the transition. Unfortunately, we cannot get started just yet. Please watch for more information related to transition teams in the coming weeks.

5. What should I do if someone from Dominion Energy reaches out to me?

We expect that many of you have peers or former colleagues that work for Dominion Energy. No best practice sharing, planning or transition discussions should occur until further notice. If you have questions about what is/is not allowed, please contact Joanna Greene.

6. What is the status of the Base Load Review Act (BLRA)?

We appreciate the interest of legislators and others in wanting to amend the legislation regarding future utility projects. Repealing the law for future projects would still allow our merger to move forward and bring with it billions of dollars of benefits to SCE&G electric customers, including a cash payment of $1,000 for an average residential customer and a 5 percent rate reduction. However, a change in the law that would draw into question recovery on previous investments made in full accordance with state law and regulatory approval is not something that we – or, we believe, anyone else – could accommodate.

Dominion Energy continues to work hard to see the deal through to protect customers today and tomorrow, and to strengthen South Carolina’s economic development future and energy certainty.

7. During mergers, so much information is shared through various venues and sources. What’s my best source of information about the Dominion Energy/ SCANA merger?

During this critical period, it is natural for people to try and get information from as many sources as possible, including the media, legislative and regulatory hearings, and “water cooler” conversations. This can create confusion if questions or responses are taken out of context; in addition, different companies might use similar terms that have different meanings. Dominion Energy is committed to transparency and directly providing SCANA employees with as much information as we can that is clear and concise to prevent confusion. In addition to your regular internal communication channels at SCANA, such as leadership emails, Headlines, and The Edge, the Dominion Energy extranet site set up for the merger is an excellent source for information. This site includes news releases, videos and FAQs, which are updated regularly, as well as a “Contact Us” link where you can submit comments and additional questions.

Please note a password is now required to open documents. Please contact your SCANA HR Representative to obtain the password.

3	Updated July 16, 2018

8. How will the merger affect employees at SCANA corporate headquarters in Cayce who do similar jobs to Dominion Energy corporate employees in Richmond?

We realize this topic is important to you, so we want to be clear with our response, especially since our two companies may not be set up the same way. At Dominion Energy, our organization includes Services Company professionals who work both at corporate offices in the Richmond area (in functions such as human resources, IT, legal, finance and others) and side-by-side with their operating company colleagues at locations across our multi-state service territories. In addition, there are other corporate functions (for example, benefits administration, compensation, and investor relations) that are centralized in Richmond and benefit the overall corporation but typically do not have day-to-day interactions with most employees. Naturally, there will be some redundancies in these centralized areas, and reviewing these staffing numbers will be part of the merger integration process. We will try to answer as many of your questions as possible in the coming months. What we can tell you is that your compensation is protected through December, 31, 2019, as noted in the Merger Agreement. Also, we do not expect significant involuntary job reductions. We are optimistic about being able to accommodate the vast majority of current employees who want to stay part of our future organization.

9. Based on other mergers Dominion Energy has completed, what do you anticipate in terms of job reductions at SCANA?

Every merger is different, of course. But with Dominion Energy’s most recent merger—the acquisition of Questar Corp. in Utah in 2016—the vast majority of job reductions were voluntary. These included retirements and participation in a voluntary separation package. We intend to use these same means to reduce redundancies and, where possible, place employees whose positions might be eliminated into new positions, as we did at Questar. In addition, while some functions may be centralized, technology can enable certain employees to support centralized functions remotely. While the headcount in the former Questar corporate offices declined after the merger, many employees who wanted to stay were able to secure other internal positions.

10. With the merger possibly being delayed is there a chance it could be 2020 before it is determined if a job would be eliminated? Or is the plan to determine all job eliminations by the end of 2019? In the event a determination isn’t made until 2020 would the severance package still be given?

It is premature to say when any organizational changes will be made. In addition, the transition process is very complex and it will take time to understand the current structures and practices and to make decisions about the future.

4	Updated July 16, 2018

11. In the Proxy for the SCANA Corporation Special Meeting of Shareholders, who is ‘Sedona Corp.’ mentioned in the opening letter? (NEW)

The Agreement and Plan of Merger, dated as of January 2, 2018, is by and among Dominion Energy, Inc., Sedona Corp. and SCANA Corporation. Sedona Corp. is a wholly-owned subsidiary of Dominion Energy and is referred to as the “Merger Sub” elsewhere in the proxy statement/prospectus. The Merger Sub is a South Carolina corporation formed on December 29, 2017 for the purpose of effecting the merger. To date, the Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Agreement and Plan of Merger in connection with the merger. Upon closing of the merger, the Merger Sub will be merged with and into SCANA, with SCANA surviving the merger as a wholly owned subsidiary of Dominion Energy.

C. Coming to Work at Dominion Energy

1. Will I become a Dominion Energy employee?

When the merger is completed, SCANA will become a wholly-owned subsidiary of Dominion Energy, and SCANA employees will become part of the Dominion Energy family.

2. When will the transition to Dominion Energy occur?

The merger between SCANA and Dominion Energy is subject to regulatory and shareholder approval. The date will depend on the receipt of those approvals.

3. Will my service with SCANA count as service towards Dominion Energy?

Your service with SCANA will count as time worked with Dominion Energy for purposes of our policies and programs.

4. Will we lose the SCANA name and logo? What about our other company brands?

We need to discuss this with the regulators. At the appropriate time, we prefer that you would use the Dominion Energy name and brand. It is important to our core value of One Dominion Energy.

5. When can I apply to jobs at Dominion Energy?

After the merger closes, we will make internal job postings available.

6. For rehires, does Dominion Energy include prior service time for vacation, sick leave and service award eligibility?

If the length of the break in service is less than 6 months then the rehired employee’s employment service date is his/her original hire date.

5	Updated July 16, 2018

When the break in service is at least six months but less than five years, the employee’s employment service date is adjusted to reflect the length of time the employee was previously employed.

Example:

•	Original hire date: 03-15-05

•	Termination date: 06-23-08

•	Re-hire date: 02-02-09

•	Adjusted service date: 10-25-2005

If the break in service is five years or more years, no credit is given for prior service.

D. Benefits at Dominion Energy (General)

1. When will we transition to Dominion Energy’s benefit plans?

Your coverage will continue under your current benefit plans for a period of time following the close of the transaction. A firm transition date to the Dominion Energy plans has not been set. We will continue to update you as transition plans progress.

2. Who should I contact if I have questions about my current benefits?

You should continue to contact the SCANA Employee Resource Center by calling 803-217-4444 or simply 7-4444 when dialing internally.

3. What decisions have been made about the transition between SCANA’s Pension, 401(k) and retiree-medical plans and Dominion Energy’s plans?

Retirement and retiree-medical plans are very complex and therefore no decisions have been made about transition plans – we know they are important to you and we are committed to providing you answers on this as soon as we can.

4. Where can I learn more about Dominion Energy’s benefit plans?

You can visit www.dombenefits.com to learn more about our plans.

5. What are Employee Resource Groups? Which ones do you have?

The company has launched an official Employee Resource Group program aimed at creating avenues where employees can engage, collaborate, network and contribute to company initiatives. We currently have 6 resource groups with multiple chapters across the footprint. They are:

We3: Women engaging, educating, energizing

DVN: Dominion Vets Network

AARG: African American Resource Group

HOLA!: Dominion Energy Latino Resource Group

Pride: LGBTQIA and Ally Resource Group

YP: Dominion Energy Young Professionals

6	Updated July 16, 2018

6. What will happen to the employee clubs?

We have no plans to make changes to the employee clubs at this time.

7. What will happen to the SCANA Pharmacy?

We have no plans to make changes to the pharmacy at this time.

8. Do you have voluntary benefits like Cancer coverage?

Yes, Dominion Energy offers several voluntary benefits:

•	Critical Illness Insurance

•	Accident Insurance

•	ID Theft Protection and Recovery/Remediation

•	Home and Auto Insurance

Go to www.dombenefits.com > Explore Benefits > Voluntary/ Supplemental Benefits to learn more

9. Has Dominion Energy purchased any other electric distribution companies?

Dominion Energy has not purchased other electric distribution companies in recent years.

10. Does Dominion have a nepotism policy? If so, what situations does it cover?

Dominion Energy has a hiring and assignment of relative policy that applies to all employees and non-Dominion Energy workers.

These guidelines apply to the hiring and assignment of relatives:

•	Relatives may work in the same company facility or location.

•	Employees may not work within the chain of command of a relative, regardless of facility or location.

•	If a conflict of interest arises that affects the business, one of the employees may be transferred.

A relative is defined as a:

•	Parent (or a person standing in place of a parent)

•	Spouse or Domestic Partner

•	Child

•	Siblings

•	Grandparent

•	Uncle

•	Aunt

•	In-law (relative of Spouse or Domestic Partner)

Step relationships are included.

7	Updated July 16, 2018

A relative of a Dominion Energy officer cannot be hired as an employee (including interns), into any of Dominion Energy’s companies unless approved by the Chairman of the Board.

11. How will SCANA employees who work less than a normal full-time schedule be handled in regards to vacation, sick time, benefit programs, and annual bonus plan?

While no decision has been made for time off policies for employees that work less than a normal full-time schedule for the merged company, the current policy for Dominion Energy part-time employees is as follows:

Vacation Time:

Part time employees scheduled to work at least 1,000 hours/year are eligible for vacation benefits, reduced to half of the vacation time shown on the chart referenced in question J5 for employees working a full-time schedule. The hours shown on the chart are not prorated based on hours scheduled or worked over 1,000 hours/year.

Sick Time:

Similar to vacation time, part time employees scheduled to work at least 1,000 hours/year are eligible for sick time, reduced by half of sick time shown on the chart referenced in Question J8 for employees working a full-time schedule. The hours shown on the chart are not prorated based on hours scheduled or worked over 1,000 hours/year.

Holidays:

Part time employees are eligible for 4 hours paid holiday time for each observed holiday, regardless of whether they are scheduled to work more or less than 1,000 hours/year.

Benefits: Employees who are scheduled to work at least 1,000 hours/year are generally eligible for employee benefits.

Annual Bonus Program:

Most Dominion Energy employees participate in the same Annual Incentive Program based on financial performance of the company and accomplishment of safety, diversity, and other operating and stewardship goals. For part time employees, payout is based on total eligible earnings in the plan year.

12. How would SCANA’s reduced full time employees that work between 32 and 40 hours a week be treated under Dominion Energy’s current paid time off policies and employee benefits?

The answer to question D11 describes the current policies for Dominion Energy’s part-time employees. An employee working between 32 and 40 hours per week would be working more than 1,000 hours annually and therefore would be eligible to participate in our employee benefit plans and for paid time off, with vacation and sick leave adjusted as noted in question D11. For example, an employee working 32 hours per week with 5 years of service would accrue 60 hours of vacation time each year. An employee who is not scheduled to work at least 1,000 hours annually would not be eligible for employee benefits or paid time off. Please note that no decision has been made about how SCANA employees may transition to Dominion Energy’s paid time off and benefit programs.

8	Updated July 16, 2018

E. Benefits at Dominion Energy (Active Health & Welfare)

1. Which healthcare insurance provider does Dominion Energy use?

We use Anthem Blue Cross Blue Shield for medical and Express Scripts for prescription drug benefits and have for many years.

2. Is Dominion Energy self-funded?

Yes, Dominion Energy is self-funded.

3. Does Dominion Energy impose a spousal surcharge for medical benefits, if my spouse has other health insurance available to him or her?

No. Under our medical plans, the cost to cover your spouse is the same, regardless of whether your spouse is eligible for other health insurance (for example, through his or her own employer).

4. What will happen to employees who are on Long Term Disability?

Fair and equal treatment to all employees, including those on LTD, is very important to Dominion Energy. Benefit plans are very complex and therefore no decisions have been made about transition plans at this time, however we can assure you no one on LTD will lose coverage as a result of the merger.

F. Cobra Medical

1. What if a person goes on COBRA in late 2019, under the SCANA medical plan, and then the SCANA plan goes away 1/1/2020? Will they then be eligible for the Dominion Energy plan under COBRA?

Yes, if an individual is enrolled in COBRA and has not exhausted their COBRA coverage period at the time SCANA active employees move to Dominion Energy active medical coverage, the individual would be able to elect one of the Dominion Energy medical options during the COBRA open enrollment period.

9	Updated July 16, 2018

G. Benefits at Dominion Energy (Pension)

1. What happens to my SCANA Pension?

The benefits that you have accumulated in your current plan remain yours.

2. What does Dominion Energy’s Pension Plan look like?

Pension Plan calculations vary from company to company. Dominion Energy’s pension plan has two different plan designs – a traditional pension plan design (based on service and final average earnings) as well as a cash-balance pension plan design (based on years of service).

3. Will SCANA employees who are not currently eligible for the pension plan become eligible?

Retirement plans are very complex and therefore no decisions have been made about transition plans – we know they are important to you and we are committed to providing you answers on this as soon as we can.

4. Under SCANA’s current final average pension plan, employees qualify for full retirement after 35 years of service. Does Dominion Energy’s pension plan have a similar benefit?

For service earned on or after January 1, 2001, an unreduced pension benefit under Dominion Energy’s traditional pension formula is not contingent upon years of service. Instead, an unreduced pension benefit is available if the employee is at least age 60 at his/her retirement.

5. In reference to the Dominion Energy response to question G4 in the FAQs regarding final average pension plans for non-union employees, what is the FAP retirement policy for people hired before January 1, 2001?

Today at Dominion Energy for pension service prior to 1/1/2001, an unreduced pension benefit is attained at age 62 with 30 years of service Please note that any pension plan changes that Dominion Energy might make would apply prospectively and thus would not affect prior service with SCANA.

H. Benefits at Dominion Energy (401(k))

1. Does Dominion Energy have a matching program on their 401(k) plan?

Dominion Energy does have a 401(k) plan –referred to as the Dominion Energy Savings Plan. The matching contribution varies depending on whether an employee is covered under the Dominion Energy Pension Plan’s traditional pension benefit or cash balance benefit formula.

10	Updated July 16, 2018

2. Who is Dominion Energy’s 401(k) administrator?

Conduent is the plan administrator for our 401(k) plan, which is commonly referred to as the Dominion Energy Savings Plan, and has been for many years.

3. Is a Roth IRA part of Dominion Energy’s benefits?

A Roth IRA is currently not offered under the Dominion Energy Saving Plan. However, Dominion Energy will be assessing during 2018 whether a Roth IRA should be added to the Dominion Energy Savings Plan.

I. Benefits at Dominion Energy (Retiree Medical)

1. What decisions have been made about the transition between SCANA’s Retiree Medical plan and Dominion Energy’s Retiree Medical plan?

We know that some of you are eligible for retiree medical coverage. While we no longer offer that benefit to new hires, we also have a population of current employees eligible for retiree medical.

Though no decisions have been made at this point, we know how important these benefits are to you and are committed to getting back to you with these answers as soon as we can.

2. From what I understand, it sounds like you must reach 58 years of age and 10 years of service to be eligible for the non-union Dominion Energy retiree medical program. Will our current eligibility change?

No decisions have been made at this point on the transition of current programs. Details like this one will be available by the end of 3rd quarter of 2018.

3. Following the communication on what the retirement programs will look like, will there be enough time for employees to decide whether to retire prior to close?

We plan to have a decision on retirement plan transitions by the end of the 3rd quarter of 2018 with transitions occurring no sooner than 1/1/2020 (though it could be later). Should you choose to retire prior to the transition date, you would retire under the plans available to you at that time.

4. Do you have to be an employee at Dominion Energy for a certain length of time before qualifying for the retirement plan?

No decision has been made at this point on the transition of current retirement plans. However, we can say that if SCANA employees do transition to Dominion Energy retirement plans, they will receive credit for time worked at SCANA for purposes of determining whether they are vested in the Dominion Energy plan, in accordance with the merger agreement. Details like this one will be available by the end of the 3rd quarter of 2018.

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J. Benefits at Dominion Energy (Time Off Work)

1. How will SCANA PTO transition to Dominion Energy’s Sick and Vacation Time?

Dominion Energy has both a vacation and a sick time policy, which is based upon your length of service. Your service with SCANA will count as time worked with Dominion Energy.

Vacation time starts with 120 hours as a new hire and increases with service to 240 hours, which is accrued on a quarterly basis. There is an opportunity to borrow vacation (up to one quarter in advance) and carryover of up to 40 hours from year to year.

In lieu of a short term disability policy, Dominion Energy has a sick time policy which covers 26 weeks of sick time – paid at either 100% or 70% depending on your length of service.

40 hours of sick time are available for the care of your dependents during their illness.

The transition of plans is unknown at this time, but when a determination is made, we will communicate as soon as possible

2. Does Dominion Energy have Maternity / Paternity Leave?

We have a parental leave policy of 3 weeks to use for the bonding of a newborn or newly adopted child.

3. What happens to my PTO time?

During the period prior to transition, we will be working closely with the SCANA HR team to determine the best way to transition employees from the SCANA PTO plan to the Dominion Energy vacation and sick leave plans.

4. What Holidays do you observe?

Dominion Energy currently celebrates 11 holidays and provides 1 personal holiday to use as you wish. The holidays are New Year’s Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Veterans Day, Thanksgiving Day, Day after Thanksgiving, Christmas Eve and Christmas.

5. What is Dominion Energy’s Vacation Time policy?

Dominion Energy has both a vacation and a sick time policy, which are each based upon length of service. Your service with SCANA will count as time worked with Dominion Energy for purposes of these policies.

12	Updated July 16, 2018

For full time employees, vacation time starts with 120 hours as a new hire and increases with service to 240 hours, which is accrued on a quarterly basis at the beginning of a quarter. There is an opportunity to borrow vacation (up to one quarter in advance) and carryover up to 40 hours from year to year. In addition, you can purchase up to an additional 40 hours each calendar year in full-day increments. Part time employees working at least 1000 hours/ year are reduced by half of the chart below.

Years of Service	Number of Quarterly Hours Accrued	Number of Annual Vacation Hours

1-10	30	120 hours

11-20	40	160 hours

21-29	50	200 hours

30+	60	240 hours

6. How do quarterly Vacation Time accruals work under the Dominion Energy policy?

Accruals occur at the beginning of each quarter and are available on January 1, April 1, July 1, and October 1 of each calendar year.

You do not need to use your vacation time in the quarter in which it accrues. You can “save up” vacation time to use later in the calendar year. Dominion Energy allows for up to 40 hours of vacation carryover each year, so any accrued but unused time in excess of 40 hours will be lost at the beginning of each new calendar year.

Each quarter, you also have the option to “borrow” additional vacation time that doesn’t accrue until the next quarter (except that borrowing vacation from the next year is not allowed during the fourth quarter).

7. What happens to my accrued vacation when I retire?

After the transition to our policies, accrued but unused vacation time will be paid out to you in your final paycheck.

8. What is Dominion Energy’s Sick Time policy?

In lieu of a short term disability policy, Dominion Energy has a sick time policy which covers 26 weeks of sick time for full time employees. Sick time can be used for the employee’s own illness and is paid at either 100% or 70% depending, on length of service. Sick time is an ongoing bank of time which is subject to refresh. Part time employees working at least 1000 hours/ year are reduced by half of the chart below.

40 hours of sick time are available for the care of the employee’s dependents during their illness or other health-related appointments.

Years of Service	Number of Sick Hours Paid at 100%	Number of Sick Hours Paid at 70%

0-4	160	880

5-8	320	720

9-14	480	560

15-19	640	400

20-24	800	240

25+	1040	0

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9. What can Dominion Energy’s Sick Time be used for?

Sick time can be used for the employee’s own personal illness, injury (excluding workers comp), or health-related appointments – whether sick or preventive care.

A doctor’s note may be required. After three consecutive days of sick time, we do require that the FMLA process be started. Abuse of the Sick Time policy is subject to discipline up to and including termination.

10. Can you explain the refresh provision for Sick Time?

Sick Time is a rolling, continuous bank of time and is not based on a calendar year like Vacation Time. You can use sick time in partial day increments or as full days.

When an employee uses the benefit – either a partial or a full day – and then does not miss a full sick time day within the next 182 calendar days (six months), the employee is restored to full benefits under the sick time policy. If additional full days of sick time are used, the refresh will not occur until 182 calendar days after the last full day of sick time is used.

11. What is Personal Volunteer Time?

Personal Volunteer Time is a day that we provide to employees each calendar year to spend volunteering at an organization of your choice – something that is personal and meaningful to you. This is in addition to the company sponsored events that occur throughout the year.

12. What will happen to my transition bank?

We are working to understand the transition bank better and will get back to you with a decision about this just as soon as we can.

13. I am in the military. Do I need take vacation time for my annual training?

Full time employees will be granted up to 120 hours (60 hours for part-time or temporary) paid time off from work to participate in annual training or weekend drill.

14. Will I still be able to carry over up to 40 hours of PTO into 2019 if I need to, or will I lose that time if I don’t use it by Dec. 31, 2018?

SCANA’s PTO policy will be maintained through at least 12/31/2019. Therefore, SCANA employees should continue to manage their 2018 time off based on SCANA’s current policies. No decisions have been made regarding time off policies after 2019.

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K. Benefits at Dominion Energy (Severance)

1. What severance benefits are available if my job is eliminated?

The Dominion Energy Severance Program provides pay for up to 12 months (based on years of service), plus a two-month advance notice period during which employees receive pay. As part of the merger, Dominion Energy has agreed that if your position is eliminated prior to 12/31/19, you will be eligible for either benefits under the Dominion Energy Severance Program or base pay continuation through 12/31/19, whichever provides you with a greater amount of severance pay based on your length of service. You will receive further details about these benefits if your job is impacted.

2. Who is eligible for severance benefits or pay continuation?

Active employees as of the date of the close would be eligible for severance benefits or pay continuation if their position is eliminated.

3. If I leave voluntarily, am I eligible for severance benefits or pay continuation?

No.

4. If my position is moved to Richmond, will I forfeit my severance if I don’t go?

No. You will remain eligible for severance if your position is moved more than 50 miles from your current location.

5. If my position is moved to Richmond, do you offer a relocation package?

Yes.

6. If my position is eliminated, will I have the opportunity to apply for other positions?

Yes. When a position is eliminated, the employee can apply for jobs as an internal candidate until the last day of their advance notice period.

7. What pay rate is the pay continuation based on?

The pay continuation would be based on your base pay at the time you are severed.

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8. Does the company pay the entire premium for the 6 months of medical coverage or just a portion?

If your position is eliminated, your medical premium costs are paid entirely by the company for 6 months. Dental and Vision insurance premiums are not paid for by the company, but may be continued under COBRA.

9. When does the 6 months of paid medical coverage start?

If your position is eliminated, your paid medical coverage begins once you are severed. During the advance notice period, your medical benefits and deductions remain in place since you are still considered an active employee. Therefore, if you have an advance notice period, your 6 months of company-paid medical coverage does not begin until the end of your advance notice period.

10. Will there be a payout of PTO for the year if someone is severed?

If an employee is severed during the transition period, accrued but unused PTO will be paid in accordance with SCANA’s PTO policy.

11. Will SCANA’s PTO program transition to Dominion Energy’s time-off programs? How will that work

The transition of time-off plans is unknown at this time, but when a determination is made, we will communicate as soon as possible.

12. Do you expect job eliminations? When?

The transition process is very complex. It will take time to understand current structures and practices and make decisions about the future. We recognize the anxiety created by a merger, and we will get back to you as soon as we have updates.

13. If Dominion Energy’s severance plan is being utilized, does everyone receiving the benefit get a two-month notification period, regardless of the number of positions being eliminated?

Yes; anyone receiving benefits under the Dominion Energy Severance Program receives a two-month advance notice period, regardless of the number of positions that are eliminated.

14. Do part-time and on-going interns/co-ops get the salary protection if they are here during the transition time?

The work timeframe that applied to the intern or co-op prior to the merger would continue to apply after the merger. Therefore, an intern or co-op is not guaranteed employment or pay after the internship or co-op would ordinarily be expected to end. For example, a summer intern is not guaranteed year-round pay through 12/31/2019 because of the merger.

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15. When displacing SCANA employees will you first consider those closer to retirement?

At this time there have been no decisions made on organizational structure and how to approach associated reductions.

16. Will displaced workers who apply for positions with Dominion Energy receive preferential consideration?

We anticipate working closely with human resources to minimize the number of workers who are displaced. In addition, after the merger closes, we will make all Dominion Energy job postings available to SCANA employees. We expect that many positions will be posted internally first, prior to posting externally.

17. What if a SCANA employee transfers to Dominion Energy and their job is eliminated after 12/31/19 – would they still receive severance?

The Dominion Energy Severance Program applies to all non-union employees. Therefore, it would apply to a job elimination after 12/31/19, regardless of whether the elimination took place at SCANA or elsewhere within Dominion Energy. Although we reserve the ability to make changes to the severance program at any time after 12/31/19, the Dominion Energy Severance Program has been in place for many years and we expect that it will remain in place going forward.

L. Compensation at Dominion Energy

1. What happens to my base pay?

As part of the merger agreement, Dominion Energy has committed to maintaining your base pay at equivalent or higher levels through 12/31/19.    You will also be eligible for merit increases in the normal course of business.

2. How are Dominion Energy’s salaries increased each year? Is it Cost of Living (COLA) or merit?

Salary increases are merit/performance based and occur in March of each year.

3. Does Dominion Energy have a 3-5-7 program or other bonus program?

Most Dominion Energy employees participate in the same Annual Incentive Program, which is based on financial performance of the company, and accomplishment of safety, diversity, and other operating and stewardship goals. Jobs are grouped into established tier levels with target awards determined as a percentage of an employee’s plan compensation (base or qualified earnings). As part of the merger agreement, Dominion Energy has committed to maintaining your current target annual opportunity amount through 12/31/19.

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4. How often will we get paid?

Though a transition plan has not been determined, Dominion Energy currently has a variety of pay schedules including biweekly (every two weeks) and monthly depending on whether you are an exempt or non-exempt employee.

5. Does Dominion Energy have a bonus structure? If so, what is it and when is it paid out?

Yes. Dominion Energy’s bonus structure is referred to as an Annual Incentive Plan and is designed to pay cash awards based on corporate and business unit earnings performance and operational and stewardship achievement. Traditionally, the Annual Incentive Plan payout is made in the month of February.

6. How does Dominion Energy’s pay compare to SCANA’s?

Dominion Energy’s compensation philosophy is similar to SCANA’s. Both compensation structures are designed to attract, motivate and retain employees by providing a compensation package that is fair and equitable, competitive with the market, internally aligned and supports the company’s business strategy.

7. How will Annual Incentive Plans be funded for SCANA employees if they meet their 2018 and goals?

Details on funding and how goal setting will align with Dominion Energy’s goals are yet to be determined.

M. General

1. Will our membership with Utilities Employees Credit Union continue? What about loans we may have through the credit union?

You can choose to bank with whomever you choose and your direct deposit (or direct payment of loans from your bank account) would continue. At this time, it is unknown if payroll schedules would change, but we will provide that answer once a decision has been made.

2. Does Dominion Energy have fleet operations and where does fleet operations report?

Yes, fleet procurement is managed by Supply Chain Management and fleet operations are managed through the respective business units.

3. What is Dominion Energy’s Dress Code? (NEW)

Dominion Energy has a Dress for Your Day policy that allows co-workers more discretion to select appropriate dress for the business of each work day.

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N. Operations Questions – Nuclear

1. Will you continue to operate VCS Unit 1?

Yes. It is near the top of the industry in performance and a strong base-load asset.

2. Does Dominion Energy have any interest in VCS Units 2 & 3?

We stand by SCANA’s decision to abandon the VCS 2 & 3 project.

3. Does Dominion Energy have any interest in Santee Cooper?

We are not interested in purchasing Santee Cooper.

O. Operations Questions – Power Generation

1. What happens to the SCANA assets such as our power generation stations?

These are valuable assets that we intend to continue to operate.

P. Operations Questions – PSNC

1. Does Dominion Energy have a merchandising and sales force for marketing appliances?

No, we do not currently have a sales and marketing group for appliances.

2. Currently at PSNC when someone buys an appliance from Lowes or Home Depot, they are referred to PSNC for installation. Does Dominion Energy have this service and will it continue to PSNC customers?

Currently Dominion Energy Ohio and Dominion Energy West Virginia do not have this arrangement. We do not anticipate any changes to your current arrangement at this time.

3. Does Dominion Energy have gas retail customers for appliance sales, appliance installations, gas piping?

No

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Q. Operations Questions – Customer Service/Contact

1. Are your customer service centers outsourced?

We have several customer service call centers throughout our footprint:

•	For the electric utility customers in Virginia and North Carolina our centers are a combination of both insourced and outsourced resources

•	For our gas customers:

o	Our Dominion Energy Ohio and Dominion Energy West Virginia call centers are a combination of both insourced and outsourced resources

o	Dominion Energy Utah, Wyoming and Idaho call centers are insourced

2. Where is your customer service center located?

We have several customer service call centers throughout our footprint:

•	For the electric utility customers in Virginia and North Carolina, we have centers in Richmond, Norfolk, Hampton, South Boston, and Martinsville, Va.

•	For our gas customers, we have centers in Cleveland and Akron for our gas customers of Dominion Energy Ohio; in Clarksburg for our customers in West Virginia; and in Salt Lake City for our customers in Utah, Wyoming and Idaho.

We also have a call center in Beaumont, Texas, that handles outsourced calls for Ohio and West Virginia gas customers.

3. Are your customer service call centers outsourced?

We have in-house call centers and also use outsourced resources. We have several customer service call centers throughout our footprint. For our electric utility customers in Virginia and North Carolina, our centers are a combination of both insourced and outsourced resources. For our gas customers, our centers in Ohio and West Virginia use both in-house and external resources. In Utah, Wyoming and Idaho, all of our call centers are staffed in-house.

4. What are Dominion Energy’s plans for SCANA call centers?

We have no plans to change the existing model currently at SCANA. As a side note, it has been two years since our merger with Questar and their call centers remain insourced as it works well.

5. Does Dominion Energy use more than one customer information system?

Dominion Energy currently uses 4 primary CIS systems and several smaller specialized billing systems. The systems are the result of prior mergers and specialized billing and regulatory requirements. Our VA and NC electric customers are billed from one system, our OH and WV gas customers are billed from another system and our UT and WY gas customers from another system. We also have a dedicated system for our Retail gas commodity customers.

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6. Does Dominion have a department that is similar to our Customer Assistance Department? Do they have a White Cross Program or anything like the Good Neighbor Fund?

Yes, Dominion Energy has customer service centers; please reference question Q2 for additional information on the centers.

Dominion Energy has a medical priority program for customers that have medical conditions. Information on this program may be referenced on our website https://www.dominionenergy.com/home-and-small-business/manage-service/medical-conditions.

Dominion Energy has a number of charitable programs that we either sponsor or support. The programs vary by state and provide a range of assistance from new warm winter coats to financial assistance to help eligible customers pay their energy bills through our EnergyShare heating and cooling assistance partnership. Approximately $28.5 million was given in donations and charitable contributions in 2017 from EnergyShare and our Dominion Energy Charitable Foundation. As part of the Merger Agreement, Dominion Energy has committed to increase charitable contributions in communities served by SCANA by $1 million per year for at least five years. We encourage you to browse our website at https://www.dominionenergy.com/community to learn more about how we support the communities we serve.

Additional Information

In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus was mailed to SCANA’s shareholders beginning on June 15, 2018. Investors and security holders can obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 23, 2018, for its 2018 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as amended by a Form 10-K/A dated April 27, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.

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